April 7, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: China Soar Information Technology, Inc.

Form 10-K for Fiscal Year Ended July 31, 2015

Filed November 13, 2015

File No. 0-55026

To the men and women of the SEC:

On behalf of China Soar Information Technology, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 12, 2016 addressed to Mr. Mu Chun Lin, the Company’s President, and CEO, with respect to the Company’s filing of its Form 10-K on November 13, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 8

1. Please revise your report on internal control over financial reporting to include management's assessment of the effectiveness of internal control over financial reporting as of July 31, 2015 rather than July 31, 2014. In addition, please identify the framework used by management to evaluate the effectiveness of the internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

                                                         COMPANY RESPONSE

We have revised our report on internal control over financial reporting to include management's assessment of the effectiveness of internal control over financial reporting as of July 31, 2015 rather than July 31, 2014. We have identified the framework used by management to evaluate the effectiveness of the internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

 Change in Internal Control, page 8

 2. Please revise to describe any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

                                                                          COMPANY RESPONSE

We have revised to describe that there has not been any change in internal control over financial reporting that occurred during the Company’s fourth quarter of 2015.

Signatures, page 12

3. Any person who occupies more than one of positions specified in General Instruction (2)(a) is required to indicate each capacity in which he signs the report. As such, please revise the second signature block to identify that Mu Chun Lin signed the report in his capacities as director, principal executive officer, principal financial officer, and principal accounting officer. Refer to General Instruction D(2) to Form 10-K.

                                                          COMPANY RESPONSE

We have revised the second signature block to identify that Mu Chun Lin signed the report in his capacities as director, principal executive officer, principal financial officer, and principal accounting officer.

The Company hereby acknowledges the following:

 • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Date: April 7, 2016

/s/ Mu Chun Lin

Mu Chun Lin

President & CEO